UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated March 4, 2013.	2

Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley delMercado de Valores), GRIFOLS, S.A. (“Grifols”) informs about the acquisition of shares representing 60% of the economic and voting rights of Progenika Biopharma,S.A. (“Progenika”) for a total amount of EUR 37 million. Additionally, Grifols and the selling shareholders have granted each other call and put options over the shares representing the remaining 35% of the share capital held by the aforementioned sellers, which may be exercised within three years.

50% of the purchase price has been paid in exchange for 884,997 non-voting preferential shares, with a face value of EUR 0.10 each, which constitute Grifols Class B shares. The remaining 50% of the price has been paid in cash. The purchase price of the shares subject to the call and put option will be the same as the price per share paid, increased at the rate of 5% per annum.

Progenika is a Spanish company founded in 2000. Since its inception, Progenika has developed innovative tools in the field of personalized medicine. Progenika has as its main objective the development and production of in vitro diagnostic genotyping test, prognosis of diseases and prediction of response to drug treatment. Progenika has also developed its own technology to produce DNA chips for diagnosis, becoming one of the most advanced international corporations in this field.

Progenika is a pioneer in the development of molecular biology tests for blood transfusional compatibility studies. In 2010, both companies signed a worldwide (except for Mexico) distribution agreement of the BLOOD chip® genotyping test for blood donors. This test guarantees the compatibility of blood units between donor and recipient and increases transfusional safety.

With this acquisition, Grifols reinforces its commitment to research and strengthens its Diagnostic Division, expanding its immunohematology area with the Progenika technology.

Currently Progenika operates a reference laboratory in Boston (Massachussets, USA) that specializes in genotyping of blood donors through DNA technology.

With the aim of preserving Progenika’s identity as a prominent element of the businessand economic fabric of the Basque Country, Grifols and Progenika have agreed that the investment vehicle EKARPEN SPE, S.A., in which the Basque Government, Kutxabank, Caja Laboral-Euskadiko Kutxa, Langun Aro and Regional Councils of the Basque Country participate, will continue supporting Progenika and its new controlling shareholder in this new era as part of the Grifols Group. Ekarpen will also contribute to this task as member of the Board of Directors of Progenika.

BBVA has been global advisor for the transaction.

In Barcelona, on this 4th of March, 2013

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols, S.A - Jesus y Maria, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A-58389123 - Reg. Mer. Barcelona, Tomo 8620, Libro Sdes. 7864. Sección 2’, Folio 119. Hoja 100.509, Inscrip. 1.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: March 4, 2013